Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010
U.S.A.

Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queen’s Road Central
Hong Kong

J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179
U.S.A.

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

September 15, 2017

Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Amy Nguyen Parker

Mr. Donald E. Field

Mr. J. Nolan McWilliams

Ms. Amy Geddes

Ms. Theresa Brilliant

Re:                             BEST Inc. (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-218959)

Registration Statement on Form 8-A (Registration No. 001-38198)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on September 19, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between September 6, 2017 and the date hereof, 5,068 copies of the preliminary prospectus of the Company dated September 6, 2017 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kenneth Chow
Name:	Kenneth Chow
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Robert D. Irwin
Name:	Robert D. Irwin
Title:	Managing Director

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Raghav Maliah
Name:	Raghav Maliah
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Brett Bonet
Name:	Brett Bonet
Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Mark Schwartz
Name:	Mark Schwartz
Title:	Managing Director